Filed by Ingersoll-Rand plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Ingersoll-Rand plc
Commission File No.: 001-34400

Ingersoll Rand CEO ALL EMPLOYEE EMAIL

From: Office of CEO
Subject: Important Company Announcement

Dear colleagues,

Today, we announced our first quarter financial performance and a transformational change for Ingersoll Rand. We have entered into a definitive agreement to combine our Industrial segment with Gardner Denver to create a standalone company that will be a leader in mission-critical flow creation and industrial technologies. Our Climate segment will become a standalone company focused entirely on climate control solutions for buildings, homes and transportation.

Our strategy of creating two distinct, public companies in the Industrial and Climate sectors is expected to generate significant value for shareholders of both companies, and also create value for our customers and team members. I understand that you will have many questions about the separation of our businesses and what it means for each of you. First, let me share a few facts:

•
The new Industrial company, expected to be called Ingersoll Rand, will have revenue of approximately $6.6 billion, and be publicly traded on the New York Stock Exchange using our current ticker symbol (NYSE: IR).

•	The Industrial company will be led by Vicente Reynal, Gardner Denver’s current Chief Executive Officer, and a leadership team that includes leaders from both Ingersoll Rand and Gardner Denver.

•	I will continue to lead the Climate company, which will have revenue of approximately $12.9 billion, with leaders from Climate and Corporate.

•
We will announce a new name and stock ticker for the Climate company before the transaction closes, which is expected to be in early 2020, subject to regulatory approvals, Gardner Denver stockholder approval, and customary closing conditions.

The new Industrial company: a global leader in mission-critical flow creation and industrial technologies

We believe our Industrial businesses - Compression Technologies & Services, Club Car, Fluid Management, Material Handling and Power Tools - and Precision Flow Systems (our previously announced acquisition expected to close in mid-2019) have an incredibly bright future with Gardner Denver, a leading global provider of flow control technology, application expertise and services. Like Ingersoll Rand, the company has a 150+ year history of developing engineered solutions to meet its customers' biggest operational challenges, with an emphasis on reliability, efficiency and lower energy expenditures.

Ingersoll Rand and Gardner Denver share similar strategic priorities for premier performance: a strong commitment to profitable growth, a business operating system built on operational and execution excellence and a strong focus on top talent and culture. Together, Ingersoll Rand’s Industrial segment and Garden Denver will offer more comprehensive solutions, and an industry-leading product, service and aftermarket portfolio and will be well positioned to win in the marketplace. I have every confidence that the new company will succeed and grow - which will create opportunities for customers, our people and the communities in which our Industrial businesses operate.

The new Climate company: A pure play global leader in climate control solutions for buildings, homes and transportation

The new Climate company will continue to capitalize on global sustainability megatrends that play to our strengths in reducing energy demand and greenhouse gas emissions and improving efficiencies in buildings, homes and transportation. We have a comprehensive portfolio of equipment, controls and services paired with outstanding sales and channel excellence and a proven operating system. We will continue our efforts to build a high performance, winning culture; drive profitable growth through innovation; and deliver operational excellence. With greater focus, more targeted investments and a simplified business model, the Climate company will be even better positioned to create value for all of our stakeholders.

Please join me tomorrow at 9 AM ET for our regularly scheduled quarterly Global Town Hall. We will discuss this announcement, our quarterly financial results and will address your questions.

As I mentioned, we expect the transaction will close by early 2020. In the meantime and until closing, we will continue to operate and compete in the marketplace as we do today - as two separate entities, Ingersoll Rand and Gardner Denver. We will continue to provide updates as information becomes available.

There is an exciting future ahead for both the Industrial company and the Climate company, and I know that we will continue to remain focused on achieving our commitments to each other and our customers, shareholders and communities.

[SIGNATURE]

Video Script for Mike Lamach
Today marks a defining moment in Ingersoll Rand’s history.
We announced the intent to combine our Industrial segment businesses with Gardner Denver to create a standalone leader in mission-critical flow creation and industrial technologies. Our remaining businesses will form a leading pure play company focused on climate control solutions for buildings, homes, and transportation.
[Pause]
The transformational opportunity to create two global leaders in the Industrial and Climate markets is extremely compelling - and will create additional value for our customers, our shareholders, and our people around the world.
[Pause]
You may be wondering why this transaction makes sense, and why now.
When you look at the unique strategies in our Climate and Industrial businesses, the path for growth has become increasingly different, a fact not lost on us, or our investors.
We believe there is significantly more value in two focused, independent companies than in one company alone - and we have a responsibility to our shareholders to maximize that value.
[Pause]
The timing is right because we have a complementary partner in Gardner Denver, which, combined with our Industrial segment, plus the pending acquisition of Precision Flow Systems, creates an Industrial company with the scale to compete and win as a standalone company.
[Pause]
Our Climate businesses will continue to play to our strengths in reducing the world’s energy intensity and greenhouse gas emissions in alignment with global sustainability megatrends. With greater focus, more targeted investments and a simplified business model, we will be even better positioned to succeed.
[Pause]
I am sure after hearing this announcement you have many questions. In addition to our global town hall tomorrow, we are preparing leaders to have ongoing conversations with you on these changes. We may not have all the answers today, but over time, we will have more information and will continue to share more specifics.
I want to thank each of you for your hard work and dedication, which has created such a strong foundation to build upon. I’m proud of what we’ve accomplished together and excited about what the future holds for these two great companies.

Creating Two Leading Companies Announcement
ELEVATOR SPEECH AND TALKING POINTS FOR EMPLOYEE USE

Following are an elevator speech, talking points and anticipated Q&A that we anticipate you will get from people inside and outside of the company. Please use as a reference and do not distribute.

Elevator speech

We announced a transaction to combine our Industrial segment with Gardner Denver to create a standalone company (IndustrialCo). The standalone company is expected to be called Ingersoll Rand and will be a leader in mission-critical flow creation and industrial technologies. Our Climate segment will become a standalone company (ClimateCo) focused entirely on climate control solutions for buildings, homes and transportation. We expect to announce a new name for ClimateCo as we near the close of the transaction, expected by early 2020.

IndustrialCo

•
The new IndustrialCo is expected to be called Ingersoll Rand and be publicly traded on the New York Stock Exchange (NYSE) using the Ingersoll Rand ticker symbol (NYSE: IR). It will have revenue of approximately $6.6B.

•	IndustrialCo will be led by Vicente Reynal, Gardner Denver’s current Chief Executive Officer, and the leadership team will include executives from both Ingersoll Rand and Gardner Denver.

•	Our Industrial segment and Gardner Denver have a combined 300 year history, and share a commitment to operational excellence, innovation and quality.

•
Together we will create significant value for all stakeholders through our broader product portfolio, increased scale and reach, leading brands, highly compelling service and aftermarket platform, and exposure to diverse and attractive end markets.

ClimateCo

•
Mike Lamach will continue to lead ClimateCo with our current Enterprise Leadership Team (ELT) from Climate and Corporate. Before the transaction closes, we expect to announce a new name and stock ticker. ClimateCo will have revenue of approximately $12.9B.

•	ClimateCo will leverage our portfolio of leading brands, outstanding sales and service channels, and our proven business operating system to capitalize on global sustainability megatrends.

•
We will continue our efforts to build a progressive, diverse, and inclusive culture, drive profitable growth through innovation, and deliver operational excellence - all of which will remain core to our business.

•	With greater focus, more targeted investments, and a simplified business model, we will be even better positioned to enhance value for all of our stakeholders.

Anticipated Q&A

1.	Why is Ingersoll Rand spinning off the Industrial businesses?
Our Climate and Industrial businesses each have very unique strategies and investment profiles. We believe there is significantly more value in creating two standalone companies than in remaining as one company; and the time was right to do this with Gardner Denver as a complementary merger partner.

2.	Do you know if you will be part of IndustrialCo or ClimateCo?
Following the close of the transaction, Industrial segment employees will be part of IndustrialCo and Climate segment employees will be part of ClimateCo. For corporate employees, we are evaluating what each company needs to be positioned for success. Those decisions will come later.

3.	What does this mean for you today?
Ingersoll Rand and Gardner Denver must continue to operate as two separate entities and compete in the marketplace; business operations do not change until the transaction closes, expected by early 2020.

Follow Up Email Template

Team,

You will have seen Mike Lamach’s message [LINK] announcing a transformational change for Ingersoll Rand. I wanted to follow up with some of my own thoughts about why this is a milestone moment for the Climate segment and for [INSERT TEAM].

As Mike said, this transaction represents a compelling opportunity to create two strong, standalone Industrial and Climate companies that will generate significant value for all our stakeholders.

[Climate:] [I am confident that we have an incredibly bright future as part of the new Climate company. As a pure play global leader in climate control solutions, we will benefit from greater focus, more targeted investments, and a simplified business model. We’ll continue capitalizing on global sustainability megatrends that play to our strengths in reducing energy intensity and greenhouse gas emissions and improving efficiencies in buildings, homes, and transportation. Building a high-performance winning culture, driving profitable growth through innovation, and delivering operational excellence will continue to be at the heart of our future standalone company.

Mike and leadership team members from Climate and Corporate will lead the new Climate company. Before transaction close, we intend to announce a new name and stock ticker for the Climate business, so stay tuned.]

[Industrial:] [Some of you may already know Gardner Denver. For those who don’t, Gardner Denver is a leading global provider of flow control technology, application expertise, and support services. Like us, they have a track record of developing engineered solutions to meet their customers’ biggest operational challenges, with an emphasis on reliability, efficiency, and lower energy expenditures.

We’re complementary in a number of other ways, too - in our commitment to growth, proven business operating systems built on operational and execution excellence, and strong focus on top talent and culture. Together, we’ll be a global leader in mission-critical flow creation and industrial technologies, with more comprehensive solutions and broader, industry-leading product, service and aftermarket offerings. That will mean exciting opportunities for our customers, communities where we operate, and importantly, all of you.

The new Industrial company will be led by Vicente Reynal, Gardner Denver’s current Chief Executive Officer, and the leadership team will include executives from both Ingersoll Rand and Gardner Denver.]

For [INSERT TEAM], [INSERT ANY SBU-SPECIFIC DETAILS AS APPROPRIATE].

If you have any questions, please feel free to reach out to me or your managers at any point. Importantly, until closing, which is expected to occur by early 2020, we will continue to operate as we do today. That means we must all remain laser-focused on our day-to-day responsibilities and meeting our business goals for the year as we continue to deliver the high-quality products and service customers expect from Ingersoll Rand.

[INSERT ANY SBU-SPECIFIC DETAILS / UPCOMING EVENTS - E.G., ANY TEAM MEETINGS]

Let’s keep up the great work in 2019, and a big thank you for your support and commitment. I’m excited about what the future holds.

[SIGNATURE]

Additional Information and Where to Find It

In connection with the proposed transaction, Gardner Denver and Ingersoll Rand U.S. HoldCo, Inc. (“Ingersoll-Rand Industrial”) will file registration statements with the Securities and Exchange Commission (the “SEC”) registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll Rand shareholders are urged to read the prospectus and / or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com/investors/ or on Gardner Denver’s website at https://investors.gardnerdenver.com/.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 26, 2019.

Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll Rand and Gardner Denver. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including , but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Gardner Denver and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Gardner Denver and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll Rand Industrial, or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and ClimateCo achieving revenue and cost synergies; (8) inability of the combined company and ClimateCo to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Ingersoll Rand and Gardner Denver’s reports filed with the SEC, including Ingersoll Rand and Gardner Denver’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.